Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 21, 2012

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Initial Filing to Form N-4 Registration Statement (File No. 333-185573)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File No. 333-185574)

Dear Ms. Vroman-Lee:

The above-referenced initial filings were made on December 20, 2012 (accession number is 0001193125-12-509722 and 0001193125-12-509729, respectively). Enclosed is a courtesy copy of the Transamerica Variable Annuity Series variable annuity prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY). The Transamerica Variable Annuity Series variable annuity is essentially a combination of the Transamerica Landmark Variable Annuity, Transamerica Freedom Variable Annuity, Transamerica Liberty Variable Annuity and Transamerica Extra Variable Annuity previously approved by the SEC. Besides combining the four product classes into one prospectus, we have made a few additional changes:

•	the Fixed Account is not guaranteed to always be available;

•	a Policy Value Death Benefit has been added;

•	the maximum Service Charge has changed; and

•	the guaranteed minimum Death Benefits are only available with certain designated funds.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Transamerica Variable Annuity Series product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.